SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                Sitel Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    82980K107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      82980K107              SCHEDULE 13D         PAGE 2 OF 8 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                10,676,665

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     10,676,665

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                10,676,665

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      82980K107              SCHEDULE 13D         PAGE 3 OF 8 PAGES
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ITEM 1.           SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.001 par value, of Sitel Corporation (the "Issuer"). The principal executive office of the Issuer is located at 7277 World Communications Drive, Omaha, Nebraska 68122.

ITEM 2.           IDENTITY AND BACKGROUND.

          (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

          (b) The principal business address of the Reporting Person and Mr. Rosenstein is 201 Post Street, Suite 1000, San Francisco, California 94108. The principal business address of Mr. Claar is 200 Park Avenue, Suite 3900, New York, New York 10166.

          (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

          (d) Neither the Reporting Person nor either of the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person nor either of the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a limited liability company organized in Delaware. The Principals are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the 10,676,665 Shares owned beneficially by the Reporting Person is $23,796,592.86. Such Shares were acquired with investment funds in accounts under management.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person previously filed a Schedule 13G/A with respect to the Shares on July 15, 2005.

         The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices when acquired were undervalued and represent an attractive investment opportunity. In the ordinary course of its investment business, from time to time, representatives of the Reporting Person engage in discussions with the management of companies in which it has invested concerning the business and operations of the company and potential approaches to maximizing shareholder value. The Reporting Person and certain members of the Issuer's management engaged in such discussions on July 28, 2005, and discussed in particular the Issuer's operations and board composition, and the potential to increase shareholder value through improved operations and potential strategic alternatives. Because certain differences of opinion regarding these matters arose during the conversation and were not resolved, the Reporting Person intends to have further discussions with the Issuer's management.

         In addition, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, encouraging the Issuer to maximize shareholder value through one or more strategic transactions, seeking board representation and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

         Except as set forth above, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


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CUSIP NO.      82980K107              SCHEDULE 13D         PAGE 4 OF 8 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 73,743,490 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

         As of the close of business on July 28, 2005, the Reporting Person beneficially owned 10,676,665 Shares, constituting approximately 14.5% of the Shares outstanding.

         (b) The Reporting Person has sole voting and dispositive powers over the 10,676,665 Shares reported herein, which powers are exercised by the Principals.

         (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Exhibit A hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

         (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

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CUSIP NO.      82980K107              SCHEDULE 13D         PAGE 5 OF 8 PAGES
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Transactions in the Shares by the Reporting Person during the past 60 days.



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CUSIP NO.      82980K107             SCHEDULE 13D           PAGE 6 OF 8 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name: Barry Rosenstein
                                               Title:   Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director



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CUSIP NO.      82980K107             SCHEDULE 13D           PAGE 7 OF 8 PAGES
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                                  EXHIBIT INDEX


1. Exhibit A - Transactions in the Shares by the Reporting Person during the past 60 days.



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CUSIP NO.      82980K107             SCHEDULE 13D           PAGE 8 OF 8 PAGES
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                                    EXHIBIT A
                                    ---------

     Transactions in the Shares by the Reporting Person during the past 60 days
     --------------------------------------------------------------------------


                             Shares of Common Stock
Date of Purchase or Sale            Purchased (Sold)        Price per Share ($)
-------------------------------------------------------------------------------
       6/3/2005                               200                      1.9800
       6/6/2005                            16,900                      2.0103
       6/7/2005                            24,700                      2.0016
       6/8/2005                               300                      1.8800
       6/16/2005                            1,700                      1.7800
       6/16/2005                           20,800                      1.7948
       6/17/2005                              100                      1.7650
       6/20/2005                            4,732                      1.7376
       6/20/2005                            7,300                      1.7650
       6/21/2005                           10,300                      1.7291
       6/21/2005                           10,200                      1.6850
       6/21/2005                           13,100                      1.6982
       6/22/2005                           20,000                      1.6895
       6/22/2005                            4,000                      1.6810
       6/23/2005                              600                      1.6900
       6/23/2005                           43,400                      1.6702
       6/24/2005                          359,880                      2.1034
       6/24/2005                          187,600                      1.7290
       6/24/2005                          560,700                      2.1400
       6/24/2005                           77,000                      2.1400
       6/24/2005                          487,753                      2.1500
       6/24/2005                          (65,000)                     1.7752
       6/24/2005                         (382,753)                     2.0849
       6/24/2005                         (267,247)                     2.0849
       6/24/2005                          (40,000)                     1.6829
       6/27/2005                           29,600                      2.0450
       6/27/2005                          243,600                      2.0239
       6/28/2005                              400                      2.1200
       6/28/2005                            5,800                      2.0700
       6/29/2005                            3,700                      2.1300
       6/30/2005                            9,700                      2.1200
       7/1/2005                             2,800                      2.1200
       7/8/2005                         1,002,500                      2.1750
       7/8/2005                            10,400                      2.1318
       7/8/2005                             2,700                      2.1250
       7/12/2005                          500,000                      2.2000
       7/14/2005                        3,370,000                      2.3200